  Exhibit 99.1

High Tide Releases Audited 2022 Financial Results Featuring Record Fourth Quarter Revenue of $108.2 Million and Record Adjusted EBITDA of $5.0 Million

The Company has also signed an LOI with Berlin-based health and life science company Sanity Group to better take advantage of potential German adult-use cannabis legalization

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021, to its short form base shelf prospectus dated April 22, 2021.

  Current annual revenue run rate exceeds $450 million, maintaining High Tide's position as Canada's top revenue-generating cannabis company1
  The Company celebrated its 11th consecutive quarter of positive adjusted EBITDA2
  The Company now counts approximately 4.5 million total customers globally across all platforms3
  The Company's bricks-and-mortar locations generated same store sales growth of 50% year-over-year and 9% sequentially in the fourth fiscal quarter of 2022
  Largest non-franchised retailer in Canada with 151 locations and approximately 950,000 Cabana Club members, making it the largest bricks-and-mortar cannabis loyalty program in Canada
  Paid ELITE membership upgrades already exceed 6,000 members since launching this first-of-its-kind initiative in Canada at the end of November 2022

CALGARY, AB, Jan. 31, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, filed its year-end audited 2022 financial results on January 30, 2023, the highlights of which are included in this news release. The full set of audited consolidated financial statements for the fiscal years ended October 31, 2022, and 2021 (the "Financial Statements") and accompanying management's discussion and analysis can be accessed by visiting High Tide's website at www.hightideinc.com, and its profile pages on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

High Tide Inc. Logo January 30, 2023 (CNW Group/High Tide Inc.)

_________________________________
[1]Based on reporting by New Cannabis Ventures as of November 14, 2022. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) – for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/
[2]Adjusted EBITDA is a non-IFRS financial measure
[3]This number includes all customers in High Tide's global database across Cabana Club, Grasscity.com, SmokeCartel.com, DailyHighClub.com, Dankstop.com, NuLeafNaturals.com, FABCBD.com, BlessedCBD.co.uk, and BlessedCBD.de

2022 Fiscal Year – Financial Highlights

  Revenue increased by 97% to $356.9 million for the year ended October 31, 2022, and increased sequentially by 14% to $108.2 million in the fourth quarter of 2022
  Gross profit increased by 58% to $101.0 million for the year ended October 31, 2022, and increased sequentially by 15% to $29.5 million in the fourth quarter of 2022
  Gross profit margin was 28% for the year ended October 31, 2022, and was 27% in the fourth quarter of 2022, which was consistent with each of the prior two quarters
  Salaries, wages and benefits represented 12% of revenue in the fourth fiscal quarter of 2022 which compared to 15% in the fourth fiscal quarter of 2021 and was consistent with the prior quarter. General and administration expenses represented 7% of revenue in the fourth fiscal quarter of 2022, which compared to 8% in the fourth fiscal quarter of 2021 and was consistent with the prior quarter
  Adjusted EBITDA4 was a record $14.6 million for the year ended October 31, 2022, up 17% versus the prior year, and was $5.0 million for the fourth quarter of 2022, up 18% sequentially, and up 206% versus the fourth quarter of 2021
  Geographically, for the year ended October 31, 2022, $290.4 million of revenue was earned in Canada (an increase of 93%), $59.3 million in the United States (an increase of 100%), and $7.1 million internationally (an increase of 671%). In the fourth quarter of fiscal 2022, revenue was $93.9 million in Canada (an increase of 16% sequentially), $13.2 million in the United States (an increase of 4% sequentially), and $1.2 million internationally (a decrease of 37% sequentially). This decrease is related to a global slowdown in sales of CBD products
  Cabanalytics data sales from the entire retail ecosystem, including bricks and mortar and e-commerce platforms, were $21.7 million for the fiscal year that ended October 31, 2022, compared to $12.2 million for the fiscal year ended October 31, 2021. Sequentially, Cabanalytics data sales increased to $6.4 million from $5.5 million in the third fiscal quarter
  The Company's bricks-and-mortar locations generated same-store sales growth of 50% year-over-year and 9% sequentially in the fourth fiscal quarter of 2022. Given the success of our innovative discount club model, as well as the optional membership upgrade to ELITE, the Company anticipates same-store sales to continue to be strong compared to the industry average in the first fiscal quarter of 2023
  During the fourth fiscal quarter of 2022, the Company completed its annual impairment testing. As a result of this testing, driven primarily by a slowdown in the global CBD sector as seen amongst our major United States CBD competitors, the Company recorded impairment charges of $48.6 million, primarily relating to goodwill. The Company notes that these are non-cash charges, with no impact on its ability to raise debt capital from its senior lender, and that online CBD sales represented only 6% of consolidated revenue for the fourth fiscal quarter of 2022
  Cash on hand as of October 31, 2022, totalled $25.1 million, compared to $14.0 million as of October 31, 2021
____________________________
[4]Adjusted EBITDA is a non-IFRS financial measure

"I am thrilled to share these results, which, once again, deliver record-breaking revenue and adjusted EBITDA which further solidifies High Tide's position as the largest revenue-generating cannabis company in Canada with a current annual run rate of over $450 million. While these numbers demonstrate exponential revenue growth, it's also important to note that we have maintained adjusted EBITDA level profitability for 11 consecutive quarters and that we were cash flow positive from operations during the last fiscal year. In our opinion, this is because we have the strongest retail concept in Canadian cannabis, something that is backed up by the fact that our Cabana Club loyalty program now has approximately 950,000 members across 151 Canadian stores. I am also excited to report that we have already upgraded over 6,000 members into ELITE. As we continue to introduce more ELITE offerings, we anticipate upgrades to continue throughout 2023, providing us with an additional high-margin recurring revenue stream to further boost our bottom line.

On top of all this, our same-store sales increased by 50 percent year-over-year, something that is an anomaly amongst North American cannabis companies. Our bricks-and-mortar margins have slowly but steadily ticked higher over the last two quarters, and we expect this to continue, which will help amplify the impact of our anticipated same-store sales increases. Our growing customer loyalty and value-focused strategy have resulted in the rapid conversion of illicit market consumers and have helped to increase our market share by approximately 1% per quarter for the last four quarters. With these increases, Canna Cabana now serves roughly 13% of Canadian cannabis consumers outside of Quebec. We also continue to be a global player in the retail sale of consumption accessories through our world-leading e-commerce platforms and our Canadian bricks and mortar stores." said Raj Grover, President and Chief Executive Officer of High Tide.

"Considering the challenging macro environment and where our equity value stands today, we have meaningfully slowed down our M&A activity and are primarily looking at smaller, highly accretive bricks-and-mortar opportunities to focus on free cash flow generation from our existing business lines. I want to sincerely thank our customers, team members, and shareholders for another stellar year as the retail market leader in Canada, and I look forward to delivering more of the same in 2023, with continued market share gains and further improved cash flow generation. I also want to acknowledge our industry and government partners who worked tirelessly to ensure that we, as an industry, continue to make progress toward greater sustainability within the cannabis sector." added Mr. Grover.

Letter of Intent with Sanity Group

High Tide also announced that it has entered into a non-binding letter of intent (the "LOI") with the Berlin-based health and life science company, Sanity Group (the "Sanity Transaction"). With big progress on legislation expected this spring, the LOI is designed to leverage synergies between both complementary companies and position each to take advantage of potential German adult use legalization within their respective supply chain verticals. With a well-established track record in Germany with respect to medical cannabis, finished pharmaceuticals, and cannabinoid-based consumer goods, High Tide believes that Sanity Group is the best-positioned potential partner in its home market of Germany.

Sanity Group and High Tide intend to work together on go-to-market strategies, identification of quality M&A opportunities, sourcing of high-quality real estate, expansion within European markets, and regulatory compliance topics such as licensing and government outreach. Subject to relevant laws and regulations, High Tide, aims to support Sanity Group in building a retail consumer brand strategy using its decade-long experience serving cannabis consumers in Canada, the United States and Europe, as well as providing targeted assistance in product display and advertising opportunities (product and brand promotion) across High Tide's assets in Germany and other European markets in due course.

"We want to be well positioned to bring this success to the German market, should the government proceed with its publicly stated goal to legalize cannabis adult use. This is why we are proud to partner with a top player in the German medical cannabis space like Sanity Group, particularly since our business models are complementary in nature," said Mr. Grover.

"We are very excited and proud to lay the foundation for a strong and trustful partnership in case of recreational cannabis legalization in Germany with a top player like High Tide through this letter of intent. High Tide stands for great experience and expertise in building retail cannabis brand strategies like no other player. We strongly believe in the mutual value of this partnership, added Finn Hänsel," Chief Executive Officer of Sanity Group.

Fiscal Fourth Quarter 2022 – Operational Highlights

  The Company closed on its acquisition of assets from Choom Holdings Inc. through the Companies' Creditors Arrangement Act Proceedings, adding 9 operating retail cannabis stores to the Company's bricks-and-mortar portfolio across British Columbia, Alberta and Ontario for $5.3 million
  The Company entered into and closed a binding commitment letter with Connect First Credit Union Ltd. ("connectFirst") for a $19 million credit facility with an initial 5-year term, at connectFirst's floor interest rate
  The Globe and Mail's Report on Business magazine recognized the Company for a second year in a row as one of Canada's top-growing companies for 2022, ranking 21st out of 430 Canadian companies, with an audited growth rate of 1,970% over three years
  The Company entered into a definitive agreement to add two retail cannabis stores in British Columbia via the acquisition of 1171882 B.C. Ltd., operating as Jimmy's Cannabis Shop BC
  The Company announced that its Colorado-based subsidiary, NuLeaf Naturals, launched its groundbreaking Full Spectrum Multi Cannabinoid oil and plant-based softgels for sale in Manitoba through the Manitoba Liquor & Lotteries Corporation and in Ontario through the Ontario Cannabis Store
  Membership in the Cabana Club loyalty program increased to over 827,000 members as of October 31,2022
  The Company added 13 new stores: 3 in British Columbia, 9 in Alberta and 1 in Ontario

Subsequent Events

  The Company was declared the highest revenue-generating cannabis company in Canada5
  The Company reached its communicated goal of 150 bricks-and-mortar stores across the country
  The Company launched ELITE, the first-of-its-kind cannabis paid membership loyalty program in Canada converting over 6,000 members to ELITE status and generating over $180,000 in high margin revenue
  The Company opened 10 new stores: 3 in British Columbia, 1 in Manitoba and 6 in Ontario
  The Company initially launched cannabis seed sales through its subsidiaries GrassCity and Smoke Cartel and has now commenced sales on its Daily High Club and Dankstop e-commerce platforms
  The Company completed the roll out of its proprietary Fastendr technology across 120 Canna Cabana locations
  The Company now sponsors 302 children internationally through World Vision, after having committed to sponsoring two additional children for every new store that opens in Canada
  Canna Cabana membership numbers as of today stands at approximately 950,000 members
_____________________
[5]Based on reporting by New Cannabis Ventures as of November 14, 2022. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) – for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/

Selected financial information for the fourth quarter and year ended October 31, 2022:

(Expressed in thousands of Canadian Dollars)

	Three months ended October 31			Audited Year Ended October 31
	2022	2021	Change	2022	2021	Change
	$	$		$	$
Revenue	108,249	53,867	101%	356,852	181,123	97%
Gross Profit	29,520	17,538	68%	100,952	63,983	58%
Gross Profit Margin	27%	33%	(6%)	28%	35%	(7%)
Total Operating Expenses	(83,428)	(22,389)	273%	(173,262)	(82,657)	110%
Adjusted EBITDA	5,018	1,641	206%	14,620	12,503	17%
Loss from Operations[6]	(53,915)	(4,794)	1025%	(72,310)	(18,674)	287%
Net loss	(52,502)	(4,176)	1157%	(70,848)	(35,037)	102%
Loss per share (Basic and Diluted)	(0.85)	(0.09)	839%	(1.14)	(0.84)	36%

The following is a reconciliation of Adjusted EBITDA to Net Loss:

(Expressed in thousands of Canadian Dollars)

	Three Months Ended October 31		Year Ended October 31
	2022	2021	2022	2021
Net (loss) income	(52,502)	(4,176)	(70,848)	(35,037)
Income taxes (recovery)	(1,782)	(1,418)	(2,915)	(730)
Accretion and interest	782	1,515	4,921	8,150
Depreciation and amortization	8,249	1,458	30,169	23,565
EBITDA [7]	(45,253)	(2,621)	(38,673)	(4,052)
Foreign exchange loss (gain)	(14)	473	310	539
Transaction and acquisition costs	2,444	483	5,458	4,892
Debt restructuring gain	-	-	-	(1,145)
(Gain) loss revaluation of derivative liability	(3,166)	(1,564)	(10,497)	6,989
Loss (gain) on extinguishment of debenture	609	73	354	589
Impairment loss	48,592	2,676	48,681	2,733
Share-based compensation	2,091	2,301	8,080	4,879
Loss (gain) on revaluation of marketable securities	81	291	489	547
Gain on extinguishment of financial liability	(366)	(161)	418	(161)
Gain on disposal of property and equipment	-	(309)	-	(3,306)
Adjusted EBITDA [7]	5,018	1,642	14,620	12,504

[6] Loss from operations, excluding non-cash impairment charges was $5.3 million for the three months ended October 31, 2022 which compared to a loss of $2.1 million for the three months ended October 31, 2021. Excluding these charges, the Company generated a loss from operations of $23.6 million for the year ended October 31, 2022 which compares to a loss from operations of $15.9 million for the year ended October 31, 2021.
[7] Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Outlook:

High Tide is the market leader in Canadian bricks and mortar cannabis retail, with 151 locations across the country and a loyalty base of approximately 950,000 Cabana Club members. The Company's target is to add 40-50 new retail locations in calendar 2023, with Ontario representing the lion's share of the increase. At the end of November, The Company launched Cabana ELITE, its premium paid membership offering and has already onboarded over 6,000 members. The Company expects this number to steadily increase over the coming quarters.

With the continued increase in same-store sales and a wider retail footprint, High Tide is currently on an annual revenue run rate of over $450 million.

Throughout 2022, High Tide deployed its customized Fastendr™ technology in 120 locations across Canada, with this rollout continuing throughout 2023, including an opportunity to start licensing this technology towards the end of 2023.

Since mid-2022, High Tide has been launching white-label products through its Cabana Cannabis Co and NuLeaf Naturals brands in Ontario, Manitoba and Saskatchewan. The Company is actively rolling out more SKUs through the course of the year and in conjunction with other higher-margin revenue streams, such as the sale of cannabis seeds in the United States and ELITE membership fees, which should result in consolidated gross margins remaining steady and ticking higher in the quarters ahead.

Webcast and Conference Call

The Company will host a webcast and conference call to discuss its audited results and outlook at 11:30 AM (Eastern Time) today, Tuesday, January 31, 2023.

Webcast Link for High Tide Earnings Event:
https://events.q4inc.com/attendee/917199613

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a replay of the webcast will be available at the same link above.

Participants may access the audio of the High Tide earnings event through either the new webcast format or the conference call line below. However, any participant who wishes to ask a question must access the event via conference call, as the webcast does not support live questions.

Participant Details

Joining by Telephone:
Canada dial-in number (Toll-Free):	1 833 950 0062
Canada dial-in number (Local):	1 226 828 7575
United States:	1 844 200 6205
United States (Local):	1 646 904 5544
All other locations:	+1 929 526 1599
Access code:	817464

*Participants will need to enter the participant access code before being met by a live operator*

ATM Program Quarterly Update

Pursuant to the Company's at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $40 million (or the equivalent in U.S. dollars) of common shares ("Common Shares") from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSX Venture Exchange (the "TSXV"), the Company announces that, during its fourth quarter ended October 31, 2022, the Company has issued an aggregate of 256,757 Common Shares over the TSXV and Nasdaq Capital Market ("Nasdaq"), for aggregate gross proceeds to the Company of $0.5 million.

Pursuant to an equity distribution agreement dated December 3, 2021, entered into among the Company, ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the "Agents"), associated with the ATM Program (the "Equity Distribution Agreement"), a cash commission of less than $0.01 million on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the fourth quarter ended October 31, 2022.

The Company intends to use the net proceeds of the ATM Program if any, and at the discretion of the Company, to fund strategic initiatives, it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program will be issued pursuant to a prospectus supplement dated December 3, 2021 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated April 22, 2021, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated December 3, 2021 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated September 17, 2021 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets. The Company is the largest non-franchised cannabis retail chain in Canada, with 151 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The Company is also North America's first cannabis discount club retailer, under the Canna Cabana banner, which is the single-largest cannabis retail brand in Canada, with additional locations under development across the country. High Tide's portfolio also includes retail kiosks and smart locker technology – Fastendr™. High Tide has been serving consumers for over a decade through its established e-commerce platforms, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, BlessedCBD.co.uk, BlessedCBD.de, and Amazon United Kingdom, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide was featured in the Report on Business Magazine's ranking of Canada's Top Growing Companies in both 2021 and 2022 and was named as one of the top 10 performing diversified industries stocks in the 2022 TSX Venture 50™. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain while providing a complete customer experience and maximizing shareholder value.

For more information about High Tide, please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions, with a focus on smaller, highly accretive bricks-and-mortar opportunities to focus on free cash flow generation from existing business lines); the Company improving cash flow generation; the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business, with Ontario representing the lion's share of the increase, upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; same-store sales and consolidated gross margins (including, without limitation, from ELITE and bricks-and-mortar) continuing to increase in the first fiscal quarter of 2023 and beyond; the Company making meaningful increases to its revenue profile; the Company expanding in the German market; the Company deploying Fastendr™ technology across the Company's retail stores upon the timelines disclosed herein, including licensing this technology towards the end of 2023; the Company continuing to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year; the Company continuing to integrate and expand its CBD brands; the Company completing the development of its cannabis retail stores; the Company's ability to generate cash flow from operations and from financing activities; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; Cabana Club and ELITE loyalty programs membership continuing to increase; the anticipated changes to and effects of the ELITE program on the business and operations of the Company; the Company hitting its forecasted revenue and sales projections for the first fiscal quarter of 2023; the Company's expectations from its Cabana Cannabis Co. and Nuleaf Naturals white label products; the Company launching Cabana Cannabis Co. and Nuleaf Naturals white label products in the jurisdictions and on the timelines outlined herein; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program, connectFirst credit facility and/or any future offering; the Company's expected use of the net proceeds from the ATM Program, connectFirst credit facility and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; the anticipated effects of the ATM Program, connectFirst credit facility and/or any future offering on the business and operations of the Company; legislative changes occurring in Germany with respect to adult use cannabis; the Company completing the Sanity Transaction; the intended effects of the Sanity Transaction and synergies created by its completion as outlined herein; the intended effects of adult use cannabis becoming legalized in German; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking information in this press release are based on certain assumptions and expected future events, namely: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, the distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; the Company will complete its proposed acquisitions and transactions; the Company will hit its forecasted revenue and sales projections for the first fiscal quarter of 2023; Cabana Club and ELITE loyalty programs membership will continue to increase; the Company will make changes to the ELITE program and it will have the anticipated effects on the business and operations of the Company as outlined here; the Company will deploy Fastendr™ technology across the Company's retail stores upon the timelines disclosed herein and license this technology; the Company will launch Cabana Cannabis Co. and Nuleaf Naturals white label products in the jurisdictions and on the timelines outlined herein and such products will achieved the results and have the anticipated effects as disclosed herein; same-store sales and consolidated gross margins (including, without limitation, from ELITE and bricks-and-mortar) will continue to increase in the first fiscal quarter of 2023 and beyond; the Company will make meaningful increases to its revenue profile; the Company will expand in the German market; the Company will continue to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year; the Company will continue to integrate and expand its CBD brands; the Company will add the additional cannabis retail store locations to the Company's business, with Ontario representing the lion's share of the increase, and remain on a positive growth trajectory; the Company will complete the development of its cannabis retail stores; the Company will complete the ATM Program; the Company's will use of the net proceeds from the ATM Program, connectFirst credit facility and/or any future offering as outlined herein; the Company will list the Common Shares offered in the ATM Program and/or any future offering; the ATM Program, connectFirst credit facility, and any future offering will have the anticipated effects on the business and operations of the Company; Germany will make legislative changes and/or legalize adult use cannabis; the Company will complete the Sanity Transaction and it will have the intended effects of the Company and create synergies between the parties as more particularly outlined herein; German adult use cannabis will have the intended effects as more particularly outlined herein; and the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions (including changes resulting from the COVID-19 pandemic) or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations for the financial year of the Company ending October 31, 2023; risk that the Company will not hit its forecasted revenue and sales projections for the first fiscal quarter of 2023; risk that Cabana Club and/or ELITE loyalty programs memberships will decrease and/or plateau; risks that the Company will not make changes to the ELITE program and/or it may not have the intended effects on the business and operations of the Company; risk that the Company will be unable to deploy Fastendr™ technology across the Company's retail stores and/or license this technology or on the timelines disclosed herein or at all; risk that the Company will be unable to launch Cabana Cannabis Co. and/or Nuleaf Naturals white label products in the jurisdictions and on the timelines outlined herein and/or that such products will be unable to achieve the results and/or have the intended effects as disclosed herein; risk that same-store sales and/or consolidated gross margins (including, without limitation, from ELITE and bricks-and-mortar) will not increase, but decease and/or plateau; risk that the Company will be unable to increase its revenue profile; risk that the Company will be unable to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year, but that it will decease and/or plateau; risk that the Company will be unable to expand in the German market; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business, with Ontario representing the lion's share of the increase and remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; risk the Company will not complete the ATM Program; risks surrounding the Company's inability to list the Common Shares offered in the ATM Program and/or any future offering; risks surrounding the Company's failure to utilize the use of proceeds from the ATM Program, connectFirst credit facility and/or any future offering as expected; risks surrounding the ATM Program, connectFirst credit facility and/or any future offering not have its anticipated effects on the business and operations of the Company; risks that there will not be legislative changes in Germany; risks that the Company will be unable to close the Sanity Transaction and/or that the transaction will not have its intended effects on the Company; risks that the legalization of adult use cannabis will not have the intended effects on the Company's business and operations; risks surrounding the sale of hemp seeds; risks surrounding the legality of delta-8 tetrahydrocannabinol ("Delta-8") derived from hemp; risks surrounding the uncertainty and legality of Delta-8 and delta-9 tetrahydrocannabinol ("Delta-9") state to state; risk that the United States Drug Enforcement Administration could consider the Company's Delta-8 products an illegal controlled substance under the Controlled Substances Act (the "CSA") or Federal Analogue Act in the United States; risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws; risk that the Company's Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana; risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions, (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, (iv) the Company's net proceeds from the ATM Program and connectFirst credit facility. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

View original content to download multimedia:https://www.prnewswire.com/news-releases/high-tide-releases-audited-2022-financial-results-featuring-record-fourth-quarter-revenue-of-108-2-million-and-record-adjusted-ebitda-of-5-0-million-301734318.html

SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2023/31/c9327.html

%CIK: 0001847409

For further information: Media Inquiries: Omar Khan, Chief Communications and Public Affairs Officer, omar@hightideinc.com; Investor Inquiries: Vahan Ajamian, Capital Markets Advisor, vahan@hightideinc.com

CO: High Tide Inc.

CNW 01:33e 31-JAN-23